Exhibit 99.32

CONSENT OF J. LAVIGNE

The undersigned hereby consents to reference to the undersigned’s name included or incorporated by reference in the Annual Report on Form 40-F being filed by IAMGOLD Corporation (the “Company”) with the United States Securities and Exchange Commission in connection with (1) the report evaluating the Côté Gold Project in Ontario, Canada entitled “NI 43-101 Technical Report on the Côté Gold Project, Chester Township, Ontario, Canada” dated October 24, 2012 (the “Côté Gold Report”); and (2) the annual information form of the Company dated March 25, 2013, which includes reference to my name in connection with information relating to the Côté Gold Project, the Côté Gold Report and the properties described therein.

The undersigned also consents to the incorporation by reference of this consent as an exhibit to the Form F-10 of the Company (File No. 333-175246) dated July 14, 2011.

/s/ Jamie Lavigne
By:	Jamie Lavigne, M.Sc., P.Geo
Title:	Associate Principal Geologist
Company:	Roscoe Postle Associates Inc.

Date: March 25, 2013